STRATASYS ANNOUNCES 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

MINNEAPOLIS & REHOVOT, Israel, June 8, 2017—(BUSINESS WIRE)— Stratasys Ltd. (NASDAQ: SSYS) (“Stratasys” or the “Company”) today announced that it will hold its 2017 Annual General Meeting of Shareholders (the “Meeting”) on Tuesday, July 18, 2017, at 11:30 a.m. Israel time, at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Road, Ramat Gan 5250608, Israel. The record date for shareholders entitled to vote at the Meeting is Friday, June 16, 2017.

The agenda for the Meeting is as follows:

1.	Re-election or election (as appropriate) of each of the Company’s director nominees (consisting of Elchanan Jaglom, S. Scott Crump, Ilan Levin, Edward J. Fierko, Victor Leventhal, John J. McEleney, Dov Ofer, Ziva Patir, David Reis and Yair Seroussi), to serve as a director of the Company until the Company’s annual general meeting of shareholders in 2018 and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

2.	Approval of compensation packages in respect of directorship services for each of Messrs. Dov Ofer and Yair Seroussi, subject to their respective initial election as independent directors of the Company pursuant to Proposal 1.

3.	Approval of an annual compensation package, commencing January 1, 2017, and bonus in respect of services in 2016, for Mr. Ilan Levin, the Chief Executive Officer and a director of the Company.

4.	Approval of an annual compensation package, commencing January 1, 2017, in respect of directorship services, for Mr. David Reis, an executive director of the Company, subject to his re-election pursuant to Proposal 1.

5.	Approval of a grant of options to purchase Ordinary Shares to Mr. S. Scott Crump in respect of his directorship services to the Company, subject to his re-election pursuant to Proposal 1.

6.	Approval of the renewal of coverage under the Company’s directors’ and officers’ liability insurance policy (the “D&O Policy”), effective as of May 5, 2017 (the renewal date for the D&O Policy).

7.	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2016 and until the Company’s next annual general meeting of shareholders, and authorization of the Company's Board of Directors (the “Board”) (upon recommendation of the audit committee of the Board) to fix their remuneration.

The Board of Directors of Stratasys unanimously recommends that Stratasys’ shareholders vote in favor of all of the above proposals.

In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of Stratasys for the annual period ended December 31, 2016 will be presented to, and considered by, Stratasys’ shareholders. The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

Whether or not you attend the Meeting, your vote is important. Accordingly, you are asked to participate and vote regardless of the number of ordinary shares you own.

Biographical information concerning each of Stratasys’ two new independent director nominees is set forth below:

About Dov Ofer

Dov Ofer serves as the Chief Executive Officer of Luminos Computerized Systems Ltd. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Hanita Coatings RCA Ltd., chairman of Plastopil Hazorea Company Ltd. (TASE: PPIL), vice chairman of Scodix Ltd. and director of Kornit Digital Ltd. and Orbix Medical Ltd. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.

About Yair Seroussi

Yair Seroussi has served as an Independent Director at DSP Group, Inc. (NASDAQ: DSPG) since February 2002. He serves as a Member of the Advisory Team at SkyFund, a leading mid-market Israeli private equity fund. He is a member of the Board of Governors of the Hebrew University, and Chairman of the Eli Hurvitz Strategic Management Institute at the Tel Aviv University. Mr. Seroussi served as chairman of the board of Bank Hapoalim from 2009 through 2016.Mr. Seroussi also served as the president of the Israeli Bank Association for four years. He served as a board member and as chairman of the audit committee of Bank HaPoalim from 1997 through 2002. Mr. Seroussi was the founder and head or Morgan Stanley Israel for 16 years. He was the founder and chairman of the Mustang Mezzanine Fund. He served as the chairman of the Investment Committee of Mivtachim, Israel’s largest pension fund, and was a member of various investments committees of private equity funds. Mr. Seroussi served as a director of Israel Corp and Frutarom Industries. Mr. Seroussi also served for over a decade in Israel’s Ministry of Finance, where he held several senior positions. Between the years 1988-199, he served as Head of the Office of the Ministry of Finance in the U.S. and Head of the Commodities Division in NY. In 1991-1992, Mr. Seroussi was a member of the team that created the Yozma Program that initiated the Venture Capital industry in Israel. He holds a Bachelor’s degree in Economics and Political Science from the Hebrew University

Appointment of Vice Chairman of the Board

Stratasys also announced today that David Reis, its former Chief Executive Officer and currently an Executive Director, has been appointed by the Board of Directors as the Vice Chairman of the Board.

Additional Information and Where to Find It

In connection with the Meeting, Stratasys will send to its shareholders of record a proxy statement describing in detail the proposals to be addressed at the Meeting and providing additional logistical information related to the Meeting, the procedure for voting in person or by proxy, and various other information related to the Meeting, along with a proxy card enabling Stratasys' shareholders to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and a related proxy card to the Securities and Exchange Commission (the “SEC”) in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the Company’s website at www.stratasys.com, or by directing such request to the Company’s Vice President of Investor Relations, Shane Glenn, at the contact information provided below.

This press release is also available on the Stratasys website at www.Stratasys.com.

About Stratasys Ltd.

For nearly 30 years, Stratasys Ltd. (NASDAQ:SSYS) has been a defining force and dominant player in 3D printing and additive manufacturing - shaping the way things are made. Headquartered in Minneapolis, Minnesota and Rehovot, Israel, the company empowers customers across a broad range of vertical markets by enabling new paradigms for design and manufacturing. The company's solutions provide customers with unmatched design freedom and manufacturing flexibility - reducing time-to-market and lowering development costs, while improving designs and communications. Stratasys subsidiaries include MakerBot and Solidscape, and the Stratasys ecosystem includes 3D printers for prototyping and production; a wide range of 3D printing materials; parts on-demand via Stratasys Direct Manufacturing; strategic consulting and professional services; and the Thingiverse and GrabCAD communities with over 2 million 3D printable files for free designs. With more than 2,700 employees and 1,200 granted or pending additive manufacturing patents, Stratasys has received more than 30 technology and leadership awards. Visit us online at:www.stratasys.com or http://blog.stratasys.com/, and follow us on LinkedIn.

Stratasys and FDM are registered trademarks, and the Stratasys signet, PolyJet and Continuous Build 3D Demonstrator are trademarks of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks belong to their respective owners

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Stratasys Investor Relations
Shane Glenn, 952-294-3416
Vice President - Investor Relations
shane.glenn@stratasys.com

Source: Stratasys Ltd.

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